

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 26, 2008

<u>via U.S. mail and facsimile</u>

Mark A. Jackson
Chief Executive Officer
Noble Corporation
13135 South Dairy Ashford, Suite 800
Sugar Land, TX 77478

> **Re: Noble Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Response Letter Dated January 15, 2008**
> **File No. 1-31306**

Dear Mr. Jackson:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
L. Nicholson

<u>via facsimile</u>

Robert D. Campbell, Esq.
(281) 276-6336